05011915

parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, October 10, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

Parmalat S.p.A.

The Managing Director

Enrico Bondi

Enclosures

parmalat

PRESS RELEASE
(Issued outside the U.S.A.)

Pro-forma financial statement of Parmalat S.p.A. (Company and Group) at 30 June 2005

Parmalat S.p.A. announces that today, 10 October 2005, the Company's Board of Directors met and approved the pro-forma financial statement of the Company and of the Group at 30 June 2005.

Introduction

The pro-forma financial statements of Parmalat S.p.A. and of the Parmalat Group at 30 June 2005 were drafted taking as opening values their pro-forma financial situations at 31 December 2004, as stated in the Official Prospectus and supplementing them with the changes that took place during the six-month period. The income statement for the period was formed by consolidating the income statements of the companies that make up Parmalat S.p.A. and the Group according to the Proposal of Composition and as more fully described in "consolidation area" in the supplemental note to the consolidated financial statement. Additional adjustments were made in order to draft the pro-forma financial statements in conformity to IFRS/IAS international accounting standards.

The information in the pro-forma financial statements represents a simulation of possible effects deriving from approval of the composition and are provided for illustrative purposes only. In particular, since the pro-forma data are formed to retroactively reflect the effects of subsequent transactions, notwithstanding conformity to generally accepted rules and the use of reasonable assumptions, there are limits linked to the nature of the pro-forma data themselves. The assumptions and basic criteria applied to drafting of the pro-forma financial statements are described in greater detail in Chapter IV.1.2 of the Official Prospectus.

Because the market value of the individual assets and liabilities acquired was not available at the time the pro-forma at 30 June 2005 was drafted, a preliminary allotment of the acquisition price was performed.

Pro–forma results of the Parmalat Group

In the first six months of 2005, the Parmalat Group had consolidated net turnover of 1,847.8 million euro, up 2.3% compared to 1,806.6 million euro in the first half of the previous year (recalculated pro-forma data).
Gross operating margin was up 11.2 million euro, equal to 141.6 million euro, compared to 130.4 million euro in the same period of 2004. In relative terms, gross operating margin rose from 7.2% to 7.7%. This improvement was due to the general contribution of all the business areas, except for

Italy, which suffered from market difficulties and an overall drop in consumption, but whose result in absolute value was substantially unchanged from the previous year.
In general terms, the improvement in the other business areas may be traced to the initial benefits from implementation of planned actions: change of product mix to those with higher added value, greater attention to general expenses, improved efficiency of production and distribution, rationalisation of promotional and advertising costs in view of heavy competition.
Details on the contribution of individual countries is presented below.

The ordinary operating result after amortisation, write-offs and other provisions for 56.2 million euro was 85.4 million euro, equal to 4.6% of revenues from typical operations.

The following also contributed to the pro-forma net profit of 39.6 million euro:

- non-recurrent net revenues of 19.5 million euro consisting mainly of capital gains on secured and mass debts for 30 million euro, and capital losses for 10.5 million euro;
- net financial expenses 46.5 million euro that include exchange differences on loans in US dollars to Venezuelan subsidiaries for 12.6 million euro;
- income taxes for the period for 16.6 million euro, accrued mainly by Parmalat S.p.A. for IRAP (Regional Tax on Productive Activities) for 2.6 million euro, Centrale del Latte di Roma S.p.A. and Latte Sole S.p.A. for 2.6 million euro, and by foreign companies for the balance.

Six-month results of business areas

At 30 June 2005, revenues from Continuing Operations were up 2.3% compared to the previous year, rising from 1,806.6 million euro in the same period of 2004 to 1,847.8 million euro. This corresponded to a significant increase in gross operating margin compared to the first half of 2004, rising from 130.4 million euro to 141.6 million euro, i.e., from 7.2% to 7.7% of revenues.
An analysis of 2005 first half results by business area reveals a contraction of revenues in European countries (excluding Italy) of approximately 6.7% (from 178.0 million euro to 166.1 million euro) and in Central and South America of approximately 13.8% (from 150.3 million euro to 129.5 million euro). On the other hand, there was growth in all other geographic areas, especially in North America, which rose from 557.6 million euro to 603.4 million euro (+8.2%) and in Africa, which rose from 131.2 million euro to 149.1 million euro (+13.7%). Australia followed the same trend, up 5.3% (from 182.6 million euro to 192.2 million euro). Italy fell from 614.6 million euro in revenues at June 2004 to 610.6 million euro at June 2005, a decrease of 0.7%.

With respect to profitability, improved gross operating margin is especially evident in North America, which, in absolute terms, increased by 9.1 million euro, from 35.6 million euro at June 2004 to a current 44.7 million euro (from 6.4% to 7.4% of revenues). Even more evident is the improvement in Central and South America (bucking the trend in revenues), which doubled its result by rising from 5.7 million euro to 11.9 million euro; from 3.8% to 9.2% (+5.4 points). There was a slight loss in profitability in Italy (-0.1 percentage points), and an improvement in all other areas (Europe excluding Italy: +1.5 percentage points; Australia: +1.0 percentage point; Africa: +2.4 percentage points).

For the categories with highest turnover (Milk and Fresh), economic data by product division show an increase in revenues of 1.0% and 7.2% respectively (Milk: from 1,039.1 million euro to 1,049.0 million euro; Fresh: from 536.1 million euro to 574.5 million euro).
The breakdown of profitability by division, excluding the "Other" division, shows general improvement in terms of percentage points; total improvement compared to the previous year is 0.5 percentage points.

Developments in management

In the second half of 2005, no significant changes are foreseen in the trends of the markets on which the Group operates. Therefore, the second part of the year is expected to follow the trend, with a tendency to improve.

With regard to the net financial position, the Parent Company is expected to suffer a slight contraction in net funds available, while at the Group level financial indebtedness is forecast to decrease to below 500 million euro.

Financial development

Net pro-forma financial indebtedness at 30 June 2005 amounts to 585.6 million euro.
The variation in the first half of 2005 is equal to 43.7 million euro. This increase includes exchange rate differences of 65.8 million euro, 53.2 million of which are a consequence of the conversion into euro of the net financial indebtedness in local currency of Canada and Australia. The exchange rate differences also include charges of 12.6 million that result from loans in dollars stipulated by the Venezuelan subsidiaries, for which exchange risk coverage was impossible. Excluding these variations, a positive cash flow of 22.1 million euro has been registered for the half year, resulting from a management income of 45.0 million, partially absorbed by investments for 18.6 million and other minor variations.

parmalat

THE PARMALAT GROUP
FORMA RECLASSIFIED CONSOLIDATED PRO FORMA BALANCE SHEET

(in millions of euro)	30 June 2005	31 December 2004
A FIXED ASSETS		
Intangible	1,517.6	1,517.0
Tangible	563.3	565.8
Financial	35.8	65.8
Total	**2,116.7**	**2,148.6**
B ASSETS DESTINED FOR SALE, NET OF RELATIVE LIABILITIES	**71.7**	**40.1**
C NET WORKING CAPITAL		
Inventories	338.2	299.5
Trade Credits	494.8	485.7
Other Assets	312.7	281.9
Trade payables (-)	(555.7)	(532.4)
Other liabilities (-)	(215.8)	(215.6)
Total	**374.2**	**319.1**
D INVESTED CAPITAL AFTER DEDUCTION OF LIABILITIES OF THE YEAR	**2,562.6**	**2,507.8**
E EMPLOYEE TERMINATION INDEMNITY RESERVE (-)	**(93.0)**	**(89.4)**
RISKS AND CHARGES RESERVES (-)	**(174.5)**	**(224.3)**
RESERVE FOR LIABILITIES RELATIVE TO DISPUTE REGARDING PRIVILEGE AND PRE-DEDUCTION	**(16.2)**	**(46.2)**
F NET INVESTED CAPITAL	**2,278.9**	**2,147,9**
Financed by:		
G NET EQUITY		
Share capital	1,600.9	1,541.2
Reserve for liabilities in dispute regarding instruments exclusively convertible to share capital	196.2	238.9
Reserve for late claims	35.8	0.0
Other reserves	(14.2)	(5.7)
Result of preceding period	(226.4)	(41.4)
Result of this period	39.6	(185.0)
Net third party equity	61.4	58.0
Total	**1,693.3**	**1,606.0**

I	NET FINANCIAL PAYABLES		
	Financial payables towards banks and other financers	997.2	952.4
	Financial payables towards companies of the Group	4.2	20.4
	Other financial assets (-)	(0.6)	(0.4)
	Financial accrued income and prepaid expenses	(70.9)	(65.6)
	Available cash and similar (-)	(344.3)	(364.9)
	Total	**585.6**	**541.9**
L	TOTAL OF LOANS	**2,278.9**	**2,147.9**

parmalat

PARMALAT GROUP
RECLASSIFIED PRO FORMA INCOME STATEMENT

(in millions of euro)		1st quarter 2005
	Revenues from typical business	1,847,8
	Other revenues and proceeds	6.6
A	TOTAL NET REVENUES	**1,854.4**
B	OPERATING COSTS	
	Purchases, services performed and other costs	(1,498.3)
	Processing cost	(214.5)
C	GROSS OPERATING MARGIN	141.6
	Other allocations	(9.9)
	Amortisation and depreciation	(46.3)
D	**RESULT OF ORDINARY MANAGEMENT**	**85.4**
	Non-current revenues/(costs)	19.5
E	**NET OPERATING RESULT**	**104.9**
	Net financial revenues (costs)	(46.5)
	Write-ups (write-downs) of financial assets	(0.0)
F	**RESULT BEFORE TAX**	**58.4**
	Income taxes for the period	(16.6)
G	**NET OPERATING RESULT OF ASSETS**	**41.8**
	Net result of assets destined for sale	(2.2)
H	**RESULT OF THE PERIOD**	**39.6**
	Third parties' (profit)/loss	0.0
	Group profit	39.6

Profit per basic share	***0.025***
Profit per diluted share	***0.025***

Parmalat Spa Head Office: Via O. Grassi, 26 43044 Collecchio (Parma) Italy Tel.+39.0521.8081 Fax +39.0521.808322
Share Cap. € 1,600,926,818 fully paid up Admin. Econ. Reg. of Parma No. 228069 Parma Reg. of Companies No. 04030970968 Tax Code and VAT Reg. No. 04030970968

Since there are suspensive conditions to which the issue of shares relative to the second, third, and fourth capital increases are subject, and since there is no listed price of reference for the warrants, only the number of shares relative to the first capital increase has been considered to calculate the profit per share.

parmalat

PARMALAT GROUP
VARIATION IN THE NET FINANCIAL POSITION IN THE FIRST HALF OF 2005

(in millions of euro)	
Initial net financial indebtedness	**541.9**
Variations in the six-month period:	
- income from operating assets	(32.4)
- income from invested assets	18.6
- effect of conversion on initial indebtedness	53.2
- income from assets destined for sale	2.2
- other minor variations	2.1
Total of variations in the half-year period	**43.7**
Final net financial indebtedness	**585.6**

(in millions of euro)	**30.06.2005**	**31.12.2004**
Composition of the financial position		
Financial liabilities to banks and other financers	997,2	952.4
Financial liabilities towards companies of the Group	4.2	20.4
Other financial assets (-)	(0.6)	(0.4)
Financial accrued income and prepaid expenses	(70.9)	(65.6)
Available cash and similar (-)	(344.3)	(364.9)
Net financial indebtedness	**585.6**	**541.9**

The auditing company is examining consolidated and not consolidated pro-forma data. The results of the above mentioned examination will be available as soon as possible according to the current law provisions.

The pro-forma balance sheet at 30 June 2005 (at the exception of the documents mentioned at the previous paragraph) will be deposited within 15 October 2005 at the head office in Collecchio (PR) Via Oreste Grassi 26 and at Borsa Italiana S.p.A. available to anyone who may apply and it will also be available at the Internet site www.parmalat.com

Parmalat S.p.A.

Collecchio, 10 October 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

This press release is not a sale offer in the United States. The securities offered in relationship to the Composition Proposal cannot be offered or sold in the United States without registration pursuant to the United States Securities Act of 1933 or in the absence of exemption from registration as provided for in United States law. Any offer of securities may be made only by means of the offering circular containing detailed information on the issuer together with the economic, equity and financial situation of the same.